 Correspondence

Cross Country Healthcare, Inc.
6551 Park of Commerce Boulevard, N.W.
Boca Raton, Florida 33487

April 6, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Janice Adeloye
Jennifer Lopéz Molina

Re:     Cross Country Healthcare, Inc.
Registration Statement on Form S-3 (File No. 333-263433)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cross Country Healthcare, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:15 p.m. (Washington, D.C. time) on April 8, 2022, or as soon as practicable thereafter.

CROSS COUNTRY HEALTHCARE, INC.

By:     /s/ John A. Martins
Name:   John A. Martins
Title:     President & Chief Executive Officer